April 13, 2005


via facsimile and U.S. mail
Mr. Dennis L. Higgs
Chairman and Chief Financial Officer
Suite 306- 1140 Homer Street
Vancouver, British Columbia
Canada V6B2X6

	Re:	Miranda Gold Corp.
		Form 20-F for the year ended August 31, 2004
		File No.0-27760

Dear Mr. Higgs:

      We have reviewed the above filings and have the following comments. Our review has been limited to your financial statements and the related disclosures in Management`s Discussion and Analysis.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












20-F for the year ended August 31, 2004

Information on the Company, page 4

		B. Business Overview, page 6

1. You state that the Company is engaged in the acquisition, exploration, and development of mineral properties. As you do not have "reserves," as defined in Industry Guide 7(a) (1), you should limit your discussion of business activities to that of an "exploration stage" enterprise, until such time that you have "reserves" and are able to enter the development stage. Please revise your document to remove all passages suggesting that you may have progressed beyond the "exploration stage."

Financial Statements

General

2. We note your disclosure on page 6, indicating that all currency amounts in your report are in Canadian dollars. Your financial statements are not labeled sufficiently to convey this fact. Please revise your document to clearly identify the currency in which your financial statements are prepared in the header on each page of your financial statements.


3. Each page of your financial statements should be prominently labeled, identifying your Company as an exploration stage enterprise.

Statement of Cash Flows, page F-5

4. We note in your reconciliation of net loss to net cash used by operating activities that you present a subtotal of net loss adjusted for various charges and credits, above total net cash used by operating activities. We are unable to locate any provision for this item in CICA Handbook Section 1540. From a US reporting perspective, we consider the measure to be non-GAAP in nature inappropriate for presentation in the financial statements. Please revise your presentation to eliminate the subtotal, or supplementally explain to us the significance that you impart to the measure.








Note 9 - Material Differences between Canadian and United States
Generally Accepted Accounting Principles (GAAP), page F-27

5. We were unable to map certain amounts included in the reconciliation of differences between US and Canadian GAAP to your financial statements or notes. For example, the deduction of mineral property costs and deferred exploration expenditures from net losses for the years presented on page F-27 do not appear to agree to the mineral property costs and deferred exploration expenditures appearing in your various schedules under Note 4. There appear to be similar differences related to the reconciling items for option payments and mineral property costs written off. Please provide us with a schedule reconciling all adjustments on page 27 to the balances for mineral properties and deferred exploration expenditures appearing on the Balance Sheet, related charges presented in your Statements of Operations, and the corresponding items in Note 4.

6. As you are an exploration stage enterprise, the cumulative inception-to-date information specified in SFAS 7 is a required part of your U.S. GAAP information. We consider such information to be part of the primary financial information. If you have correctly concluded that the disclosures specified under AcG-11 are not applicable, the U.S. GAAP cumulative information may be presented without reconciliation from Canadian GAAP.

7. Please identify the specific line items in your primary financial statements reflecting the reconciling items for shares and warrants issued for other than cash, and acquisition of investments for non-cash proceeds, appearing on page F-28.

Exhibits

8. The certification you filed as exhibit 32-2 appears to inappropriately reference your fiscal year ended August 31, 2003.
Please file a current certification.

9. We were unable to locate a certifications signed by Kenneth
Cunningham pursuant to Rules13a-14(a)/15-d-14(a) of Regulation S-K and Section 1350 of Chapter 63 of Title 18 of the United States
Code.
Please comply with your reporting obligations.


Closing Comments

      As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing(s) or in response to our comments on your filing(s).

      You may contact Tracie Towner at (202) 824-5673 or, in her
absence, Karl Hiller at   (202) 942-1981 if you have questions
regarding comments on the financial statements and related matters.
Please contact me at (202) 942-1870 with any other questions.

							Sincerely,



							H. Roger Schwall
							Assistant Director


Miranda Gold Corp.
April 13, 2005
page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE